Filed pursuant to Rule 424(b)(3)
Registration No. 333-106874

PROSPECTUS

1,268,809 Shares

Common Stock

This prospectus relates to the resale of up to 1,268,809 shares of common stock, $0.01 par value, of Perry Ellis International, Inc., a Florida corporation, that the shareholders whom we refer to in this document as the “Selling Shareholders” may offer from time to time. As used in this prospectus, “Selling Shareholders” includes the selling shareholders named in the table under the section titled “Selling Shareholders” beginning on page 15 of this prospectus. The shares of our common stock being offered by this prospectus were issued to the Selling Shareholders in connection with the merger of our wholly owned subsidiary Connor Acquisition Corp., a Delaware corporation, with and into Salant Corporation, a Delaware corporation, whereby Salant survived the merger and became a wholly owned subsidiary of Perry Ellis. We registered the original issuance of the 1,268,809 shares of our common stock to the Selling Shareholders pursuant to a registration statement on Form S-4 (Registration No. 333-103848) originally filed with the Securities and Exchange Commission on March 17, 2003, as amended by Amendment Nos. 1 and 2 filed with the SEC on April 29, 2003 and May 19, 2003, respectively, and declared effective by order of the SEC on May 19, 2003. References in this prospectus to “we,” “our” and “us” refer to Perry Ellis International, Inc. and its subsidiaries.

As described in this prospectus under the section titled “Use of Proceeds,” we will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Shareholders.

Subject to the restrictions described in this prospectus, the Selling Shareholders (directly, or through agents or dealers designated from time to time) may sell the shares of our common stock being offered by this prospectus from time to time on terms to be determined at the time of sale. The prices at which these shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” beginning on page 17.

Our common stock is quoted on The Nasdaq Stock Market under the symbol “PERY.” On July 15, 2003, the last reported sale price of our common stock as reported on The Nasdaq Stock Market was $23.28 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7 to read about factors you should consider in connection with purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 16, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission, or the “SEC”, on behalf of the Selling Shareholders utilizing a “shelf” registration process. Under this shelf registration process, the Selling Shareholders may, from time to time until this registration statement is withdrawn from registration by Perry Ellis, sell the shares of our common stock being offered under this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the Selling Shareholders may offer. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering by any Selling Shareholder will be set forth in an accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section titled “Where You Can Find More Information,” below.

You should rely only on the information contained or incorporated by reference into this prospectus or any related prospectus supplement. We have not, and the Selling Shareholders have not, authorized anyone to provide you with different information. We are not, and the Selling Shareholders are not, making an offer of the shares of our common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov.

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information modified, supplemented or superseded by information contained directly in this prospectus. Information that we subsequently file with the SEC will automatically update this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC which contain important information about our company and its financial condition:

•	Perry Ellis’ Annual Report on Form 10-K /A for its fiscal year ended January 31, 2003,

•	Perry Ellis’ Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2003,

•	Perry Ellis’ Current Report on Form 8-K filed on May 22, 2003,

•	Perry Ellis’ Current Report on Form 8-K filed on June 20, 2003, and

•	The description of our common stock contained in our registration statement on Form 8-A (File No. 0-21764) filed with the SEC on May 14, 1993, including any amendments or reports filed for the purpose of updating such description.

All documents filed by Perry Ellis with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are incorporated by reference into this prospectus.

You may request free copies of any or all of these filings by writing or telephoning us at the following address:

Perry Ellis International, Inc.

3000 N.W. 107th Avenue

Miami, Florida 33172

(305) 592-2830

Attention: Rosemary B. Trudeau

Information contained on our website is not part of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus and, with respect to material incorporated herein by reference, the dates of such referenced material.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. To understand the terms of the common stock being offered by this prospectus, you should read this entire prospectus and the documents identified under the caption “Where You Can Find More Information,” beginning on page 3. References in this prospectus to annual financial data for Perry Ellis refer to fiscal years ending January 31.

Perry Ellis International, Inc.

Perry Ellis is a leading designer, marketer and licensor of a broad line of high quality men’s sportswear, including casual and dress casual shirts, golf sportswear, sweaters, casual dress pants and shorts, jeans wear, active wear and swimwear to all levels of retail distribution. In fiscal 2003, Perry Ellis began designing, marketing and licensing women’s and junior’s swimwear. Perry Ellis licenses its trademark portfolio domestically and internationally to third parties for apparel and various other products that it does not sell, including men’s and women’s footwear and men’s suits, underwear, loungewear, activewear, outerwear, fragrances and accessories. Perry Ellis has built its broad portfolio of brands through selective acquisitions and establishing its own brands over its 36-year operating history. Its distribution channels include regional, national and international upscale department stores, national and regional chain stores, mass merchants, specialty stores and corporate wear distributors throughout the U.S., Puerto Rico and Canada.

On June 19, 2003, under an agreement and plan of merger dated February 3, 2003, among Perry Ellis, Salant Corporation and Connor Acquisition Corp., our wholly owned subsidiary, we consummated the merger of Connor Acquisition Corp. with and into Salant (the “Salant Merger”). As a result of the Salant Merger, Salant became a direct, wholly owned subsidiary of Perry Ellis.

Salant designs, produces, imports and markets to retailers throughout the U.S. brand name and private label menswear apparel products. Salant sells its products to department stores, specialty stores, major discounters and national chains throughout the U.S. Salant also operates 38 retail outlet stores in various parts of the U.S. Salant was Perry Ellis’ largest licensee of the Perry Ellis trademark covering men’s sportswear, dress shirts, bottoms, belts, suspenders and outlet stores in the U.S. Approximately 19.9% of Perry Ellis’ licensing revenue for fiscal 2003 was attributable to royalty payments made by Salant under license agreements between Perry Ellis and Salant.

In the Salant Merger, each outstanding share of Salant’s common stock was converted into the right to receive 0.2056 of a share of Perry Ellis’ common stock and $5.3538 in cash. The maximum aggregate shares of Perry Ellis’ common stock to be issued by Perry Ellis to former shareholders and option holders of Salant in the Salant Merger is approximately 1,835,000, and the aggregate cash to be paid by Perry Ellis to Salant’s former shareholders is approximately $52.0 million. Of the approximately 1,835,000 shares of Perry Ellis’ common stock to be issued in the Salant Merger, we have agreed to register for resale by the Selling Shareholders all of the 1,268,809 shares of Perry Ellis’ common stock issued to the Selling Shareholders in exchange for all of their shares of Salant’s common stock and all of their outstanding options to purchase shares of Salant’s common stock.

Perry Ellis is incorporated under the laws of the State of Florida. Our principal executive offices are located at 3000 N.W. 107th Avenue, Miami, Florida 33172 and our telephone number is (305) 592-2830. Our website is located at www.perryellis.com. Information contained on our website is not a part of this prospectus.

The Offering

Perry Ellis securities being offered	Common Stock, $0.01 par value

Number of shares of Perry Ellis Common Stock being offered	1,268,809 shares (1)

Common Stock outstanding as of July 1, 2003	8,353,661 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock covered by this prospectus.

Transfer Agent	Continental Stock Transfer & Trust Company

Nasdaq National Market Symbol	PERY

(1)	These shares have been issued to the Selling Shareholders in connection with the Salant Merger described above.

The Selling Shareholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The Selling Shareholders will act independently of Perry Ellis in making decisions with respect to the timing, manner and size of each sale. Furthermore, the Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise.

Prior to making a decision about investing in our common stock, you should carefully consider the specific risks contained in the section titled “Risk Factors” below, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider the specific risks detailed in this “Risk Factors” section and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. Risks and uncertainties, in addition to those we describe below, that are not presently known to us, or that we currently believe are immaterial, may also harm our business and operations. If any of the following risks occur, our business, results of operations and financial condition could be harmed. In that case, the price of our common stock could decline, and you may lose all or part of your investment.

Perry Ellis may not have uncovered all of the risks associated with the Salant Merger and may fail to uncover all of the risks associated with any future acquisitions, and a significant liability relating to such acquisitions could arise in the future.

The Salant Merger has been and will continue to be followed by a period of integration and transition. There may have been risks that Perry Ellis failed or was unable to discover in the course of performing its due diligence investigations related to the Salant Merger, and there also may be risks associated with any future acquisitions that Perry Ellis may fail to uncover, in each case which could result in significant liabilities arising in the future. In connection with the Salant Merger, Perry Ellis assumed all of Salant’s liabilities, whether pre-existing or contingent, as a matter of law. Moreover, as in the Salant Merger, to the extent Perry Ellis acquires all of the capital stock of potential future sellers, it will assume all of the seller’s liabilities as a matter of law. As is customary in transactions similar to the Salant Merger, the merger agreement with Salant did not provide for any indemnification of Perry Ellis against any of Salant’s liabilities should they arise or become known to Perry Ellis after the closing on June 19, 2003. Such liabilities could include those arising from the trademarks, employee benefits and pension contribution obligations of a prior owner, accounting and financial reporting matters, tax matters and noncompliance with applicable federal, state or local environmental requirements by prior owners for which Perry Ellis, as a successor owner, may potentially be responsible. While we tried to minimize these risks by conducting such due diligence, including trademark, employee benefits and environmental reviews, that we deemed appropriate under the circumstances, we may not have identified all existing or potential risks that may be associated with the Salant Merger. Any significant liability that may arise in the future relating to acquisitions that we have made may harm our business, financial condition, results of operations and prospects by requiring us to expend significant funds to satisfy such liability.

Perry Ellis has a significant amount of debt, which could have important negative consequences to Perry Ellis and the value of its common stock.

Perry Ellis currently has a significant amount of debt. Perry Ellis’ substantial indebtedness could have important negative consequences to Perry Ellis, including:

•	making it more difficult for Perry Ellis to satisfy its obligations with respect to its senior credit facility, senior secured notes, senior subordinated notes, letter of credit facilities and mortgage,

•	increasing Perry Ellis’ vulnerability to adverse general economic and industry conditions,

•	limiting Perry Ellis’ ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements,

•	requiring Perry Ellis to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of Perry Ellis’ cash flow to fund working capital, capital expenditures, acquisitions or other general corporate purposes,

•	limiting Perry Ellis’ flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, and

•	placing Perry Ellis at a competitive disadvantage compared to its less leveraged competitors.

The following chart shows certain important credit information as of April 30, 2003 after giving effect to the Salant Merger on a pro forma basis, an increase in Perry Ellis’ senior credit facility to $110.0 million and the issuance of an aggregate of approximately 1,835,000 shares of Perry Ellis common stock in connection with the Salant Merger.

Total debt (a)	$284.1 million
Shareholders’ equity	$144.7 million

(a)	The amount represents $62.8 million in outstanding borrowings under Perry Ellis’ senior credit facility, $17.9 million in outstanding borrowings under Perry Ellis’ letter of credit facilities, $31.2 million under Salant’s letter of credit facilities, $61.3 million in Perry Ellis’ outstanding senior secured notes, $99.3 million in Perry Ellis’ outstanding subordinated notes, and a $11.6 million balance on Perry Ellis’ mortgage on its main office, warehouse and distribution facility.

Perry Ellis’ ability to pay interest on and satisfy its indebtedness will depend upon, among other things, Perry Ellis’ future operating performance and its ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond its control. If, in the future, Perry Ellis cannot generate sufficient cash from operations to make scheduled payments on its indebtedness, it will need to refinance its existing indebtedness, obtain additional financing or sell assets which Perry Ellis may not be able to accomplish on favorable terms, if at all.

Perry Ellis is dependent upon the revenue generated by its licensing alliances and the loss or inability to renew certain licenses could reduce its royalty income and consequently its net income.

A portion of Perry Ellis’ net income is derived from licensing income received from its licensing partners. The interruption of the business of several of its licensing partners at any one time could adversely affect Perry Ellis’ royalty income and net income.

Licensing income accounted for $28.8 million or 9.4% of total revenue for fiscal 2003 and $6.4 million or 5.9% of total revenue for the fiscal quarter ending April 30, 2003. In fiscal 2003, of the $28.8 million in licensing income, approximately 56.4% was derived from seven licensing partners. In the first fiscal quarter of 2004, of the $6.4 million in licensing income, approximately 56.2% was derived from the same seven licensing partners. Salant, formerly Perry Ellis’ largest licensee, accounted for 19.9% of the total licensing income in fiscal 2003 and 22.2% of the total licensing income in the first fiscal quarter of 2004. Now that the Salant Merger has been completed, however, Perry Ellis will no longer recognize royalty income from Salant but will recognize net sales. Perry Ellis had no other licensing partner which accounted for more than 5% of its licensing income for fiscal 2003.

Perry Ellis currently licenses the PING®, Nike®, Tommy Hilfiger® and Nautica® brands from third parties. These licenses vary in length of term, renewal conditions and royalty obligations. The average term of these licenses is three years with automatic renewals depending upon whether licensees achieve certain targeted sales goals. Perry Ellis may not be able to renew or extend any of these licenses, on favorable terms, if at all. If Perry Ellis is unable to renew or extend any of these licenses, it could experience a decrease in net sales.

Both Perry Ellis and Salant have historically relied on a few key customers, and the loss of any one key customer would substantially reduce our revenue.

Both Perry Ellis and Salant have historically derived a significant amount of their revenues from a few major customers. Uncertainties following the Salant Merger may cause these customers to discontinue or modify their relationships with us in the future. A significant decrease in business from or loss of any of Perry Ellis’ or Salant’s major customers could harm our financial condition by causing a significant decline in revenues attributable to such customers.

Net sales to Perry Ellis’ five largest customers totaled approximately 40% of net sales during fiscal 2003, 47% of net sales during fiscal 2002, and 42% of net sales during fiscal 2001. Perry Ellis’ largest customers include Wal-Mart, J.C. Penney, Kohl’s, Sears and Mervyn’s. Sales to Wal-Mart accounted for approximately

11% of net sales during fiscal 2003. Sales to Target, Wal-Mart, and J.C. Penney accounted for approximately 12%, 11% and 11% of net sales during fiscal 2002, respectively. Sales to Wal-Mart and J.C. Penney accounted for approximately 14% and 11% of net sales during fiscal 2001, respectively. No other single customer accounted for more than 10% of Perry Ellis’ net sales during these fiscal years.

Sales to Salant’s five largest customers totaled approximately 52% of sales during fiscal 2002, 57% of sales during fiscal 2001, and 67% of sales during fiscal 2000. Salant’s current largest customers include The May Department Stores Company, Federated Department Stores, Inc., Dillards, Inc. and J.C. Penney Company, Inc. Sales to The May Department Stores Company accounted for approximately 16%, 12% and 17% of sales during fiscal 2002, 2001 and 2000, respectively. Sales to Federated Department Stores, Inc. accounted for approximately 14%, 15% and 19% of sales during fiscal 2002, 2001 and 2000, respectively. Sales to Dillard, Inc. accounted for approximately 12%, 18% and 18% of sales during fiscal 2002, 2001 and 2000, respectively. In 2002, approximately 10% of the Salant’s sales were made to J.C. Penney Company, Inc. and in 2001 and 2000, approximately 12% and 13% of Salant’s sales were made to the TJX Companies, Inc., respectively.

Although both Perry Ellis and Salant have had long-established relationships with many of their customers, we do not have long-term contracts with any of them going forward and purchases generally occur on an order-by-order basis. We believe that purchasing decisions are generally made independently by individual department stores within a company controlled group. There has been a trend, however, toward more centralized purchasing decisions. As such decisions become more centralized, the risk to Perry Ellis of such concentration increases. If Perry Ellis’ or Salant’s customers were to curtail or cease their purchase orders with us in the future, our revenues could significantly decrease and our financial condition could be significantly harmed.

Perry Ellis is subject to certain restrictions imposed by its indebtedness that may limit its ability to implement its business strategy successfully.

The indenture governing Perry Ellis’ senior secured notes and subordinated notes contain covenants that, among other things, restrict Perry Ellis’ ability and the ability of its subsidiaries to:

•	incur additional indebtedness,

•	pay dividends on, redeem or repurchase our capital stock,

•	make certain investments,

•	issue or sell capital stock of restricted subsidiaries,

•	create certain liens,

•	sell assets,

•	sell or transfer any collateral,

•	in the case of our restricted subsidiaries, make dividends or other payments,

•	in the case of its restricted subsidiaries, guarantee indebtedness,

•	engage in transactions with affiliates, and

•	consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis.

In addition, Perry Ellis’ senior credit facility and mortgage contains covenants which are generally more restrictive than those contained in both indentures. If Perry Ellis breaches any covenants, the lenders under the senior credit facility or the lender under the mortgage could declare all amounts outstanding, together with accrued interest, to be immediately due and payable. If Perry Ellis is unable to repay those amounts, the lenders could proceed against Perry Ellis’ assets granted as collateral to secure that indebtedness. Perry Ellis’ assets may not be sufficient to repay in full its indebtedness.

In addition, if Perry Ellis defaults under either indenture, the senior credit facility or the mortgage, that default could constitute a cross-default under the indentures, the senior credit facility or the mortgage, as applicable. If a cross-default were to occur, as of April 30, 2003, approximately $284.1 million of Perry Ellis’ long- and short-term debt obligations would become immediately due and payable, which Perry Ellis might not be able to repay. If Perry Ellis were unable to repay such debt obligations, the value and market price of your Perry Ellis shares could be significantly reduced.

Perry Ellis’ business could be negatively impacted by the financial instability of its customers.

During the past several years, various retailers, including some of Perry Ellis’ customers, have experienced significant difficulties, including bankruptcies, liquidations, consolidation of ownership, and increased centralization of buying decisions. For example, both K-Mart and Casual Male filed for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code. These and other financial problems of some of Perry Ellis’ customers increase the risk of extending credit to these retailers. Consistent with industry practices, Perry Ellis sells products primarily on open account after completing an appropriate credit review. A significant adverse change in a customer or its financial position could cause Perry Ellis to limit or discontinue business with that customer, require Perry Ellis to assume more credit risk relating to that customer’s receivables or limit Perry Ellis’ ability to collect amounts related to previous purchases by that customer, all of which could harm Perry Ellis’ business, financial condition and results of operation by causing a significant decline in revenues attributable to such customers.

Perry Ellis may not be able to anticipate consumer preferences and fashion trends which could negatively affect acceptance of its products by retailers and consumers and result in a significant decrease in net sales.

Any failure by Perry Ellis to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect acceptance of its products by retailers and consumers and result in a significant decrease in net sales or leave Perry Ellis with a substantial amount of unsold inventory. Perry Ellis believes that its success depends on its ability to anticipate, identify and respond to changing fashion trends in a timely manner. Perry Ellis’ products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Perry Ellis may not be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, any new products or brands that Perry Ellis introduces may not be successfully received by retailers and consumers. Due to the fact that Perry Ellis began marketing women’s apparel with the acquisition of the Jantzen swimwear business in fiscal 2003, Perry Ellis may be more subject to additional changes in fashion trends as women’s fashion trends have historically changed more rapidly than men’s. If Perry Ellis’ products are not successfully received by retailers and consumers and it is left with a substantial amount of unsold inventory, Perry Ellis may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory. If this occurs, Perry Ellis’ business, financial condition, results of operations and prospects may be harmed.

Perry Ellis needs significant working capital to fund its operations, a substantial portion of which is financed, and its inability to continue to finance such working capital could significantly affect Perry Ellis’ marketing and sales effort because Perry Ellis’ ability to purchase inventory would be significantly curtailed.

Perry Ellis needs significant working capital to purchase inventory and is often required to post letters of credit when placing an order with one of its foreign manufacturers. Perry Ellis meets its working capital needs through its operating cash flow and its senior credit facility and letter of credit facilities. In connection with the Salant Merger, effective June 19, 2003, we amended our senior credit facility to, among other things, increase the maximum loan commitment under the facility from $60.0 million to $110.0 million, subject to inventory and accounts receivable borrowing base limitations. If in the future we are unable to extend or renew either our senior credit facility or letter of credit facilities on satisfactory terms or in the event borrowings under such facilities were unavailable to us as a result of any noncompliance with any covenants contained in the facility agreements, our ability to purchase inventory would be curtailed or eliminated which would significantly affect our marketing and sales efforts thus harming our business.

Perry Ellis is controlled by a few principal shareholders who have the ability to significantly influence the election of Perry Ellis’ directors and the outcome of all other issues submitted to Perry Ellis’ shareholders.

Both before and after the Salant Merger, Perry Ellis was and continues to be controlled by a few principal shareholders. As of July 1, 2003, giving effect to the issuance of an aggregate of approximately 1,835,000 shares of Perry Ellis’ common stock to former shareholders and option holders of Salant in connection with the Salant Merger, George Feldenkreis, Perry Ellis’ chairman of the board and chief executive officer, his children, Oscar Feldenkreis, Perry Ellis’ president and chief operating officer, and Fanny Hanono, Perry Ellis’ secretary and treasurer, and their respective affiliates, beneficially owned approximately 48.9% of Perry Ellis’ outstanding common stock. Moreover, as of July 1, 2003, all executive officers and directors of Perry Ellis collectively beneficially owned approximately 50.7% of Perry Ellis’ outstanding common stock, giving effect to the issuance of an aggregate of approximately 1,835,000 shares of Perry Ellis’ common stock in connection with the Salant Merger. As a result, such persons presently and will continue to have the ability to determine the election of Perry Ellis’ directors and the outcome of all other issues submitted to Perry Ellis’ shareholders.

Perry Ellis operates in a highly competitive and fragmented industry and its failure to successfully compete could result in a loss of one or more significant customers.

The retail apparel industry is highly competitive and fragmented. Perry Ellis’ competitors include numerous apparel designers, manufacturers, importers and licensors, many of which have greater financial and marketing resources than Perry Ellis. Perry Ellis believes that the principal competitive factors in the apparel industry are:

•	brand name and brand identity,

•	timeliness, reliability and quality of services provided,

•	market share and visibility,

•	price, and

•	the ability to anticipate customer demands and maintain appeal of products to customers.

The level of competition and the nature of Perry Ellis’ competitors varies by product segment with low-margin, mass-market manufacturers being its main competitors in the less expensive segment of the market and American and foreign designers and licensors competing with it in the more upscale segment of the market. If Perry Ellis does not maintain its brand name and identity and continue to provide high quality and reliable services on a timely basis at competitive prices, it may not be able to continue to compete in its highly competitive industry. If Perry Ellis is unable to compete successfully, it could lose one or more of its significant customers to competitors which, if not replaced, could negatively impact Perry Ellis’ sales and financial performance.

Perry Ellis depends on certain key personnel the loss of which could significantly negatively impact its ability to manage its business.

Perry Ellis’ future success depends to a significant extent on retaining the services of certain executive officers and directors, in particular George Feldenkreis, its chairman of the board and chief executive officer, and Oscar Feldenkreis, its president and chief operating officer. They are each party to an employment agreement, which was renewed in December 2002 for an additional two-year period expiring in May 2005. The loss of the services of either Messrs. George and Oscar Feldenkreis, or any other key member of management, could have a material adverse effect on Perry Ellis’ ability to manage its business. Perry Ellis’ continued success is dependent upon its ability to attract and retain qualified management, administrative and sales personnel to support its future growth and its inability to do so may have a significant negative impact on its ability to manage its business.

In addition, the process of integrating Salant may result in the loss of key employees of Salant. After the completion of the Salant Merger, each of Michael J. Setola, Salant’s former chairman of the board and chief executive officer, Awadhesh K. Sinha, Salant’s former chief financial officer, and William O. Manzer, former president of Salant’s Perry Ellis menswear division, terminated their employment with Salant. As a result of such termination, Salant was required to pay an aggregate of approximately $3,135,000 in change of control, severance and other bonus payments to Messrs. Setola and Sinha, and will be required to make additional payments to Mr. Manzer, under the terms of their employment contracts with Salant. While Perry Ellis does not believe that the loss of the services of Messrs. Setola, Sinha and Manzer will significantly negatively impact its ability to manage the integration of Salant and the critical functions of its businesses in the future, the potential loss of other key employees of Salant could require Perry Ellis to pay additional significant bonuses and severance payments and benefits to such individuals under the terms of their employment contracts with Salant if their employment is terminated under certain circumstances. This could harm Perry Ellis’ business, financial condition, results of operations and prospects by requiring it to expend significant funds which could have been used to develop its business.

Certain features of Perry Ellis’ articles of incorporation, as recently amended, may have anti-takeover effects that could discourage or prevent a change in control of Perry Ellis, which may suppress Perry Ellis’ stock price or cause it to decline.

Current provisions of Perry Ellis’ articles of incorporation, as recently amended:

•	prohibit cumulative voting in the election of Perry Ellis’ directors,

•	establish a classified board of directors with staggered three-year terms,

•	provide that the written request of shareholders holding not less than 50% of all votes entitled to be cast on an issue is required for shareholders to call special meetings of Perry Ellis’ shareholders,

•	establish advance notice and disclosure procedures for shareholders to bring matters before a meeting of Perry Ellis’ shareholders or to nominate directors for election to Perry Ellis’ board, and

•	eliminate the ability of shareholders to take action by written consent in lieu of a shareholder meeting.

These provisions may have the effect of maintaining in office current management and may make it more difficult and time consuming for shareholders or third parties to influence the management, policies or affairs of Perry Ellis, and may discourage, delay or prevent a transaction involving a change-in-control of Perry Ellis offering a premium over the current market price of Perry Ellis’ common stock. These provisions could also discourage proxy contests and make it more difficult for Perry Ellis’ shareholders to elect new or replacement directors and to cause Perry Ellis to take extraordinary corporate actions. In addition, the existence of these provisions, together with Florida law, might hinder or delay an attempted takeover other than through negotiations with Perry Ellis’ board. As a result, Perry Ellis may be less likely to receive unsolicited acquisition and other proposals that some of Perry Ellis’ shareholders might consider beneficial. These anti-takeover effects may suppress Perry Ellis’ stock price or cause it to decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus and the SEC filings that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of Perry Ellis and other matters. Statements in this prospectus and the SEC filings that are incorporated by reference into this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Perry Ellis, wherever they occur, are necessarily estimates reflecting the best judgment of the senior management of Perry Ellis on the date on which they were made, or if no date is stated, as of the date of this prospectus. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors,” beginning on page 7 that may affect the operations, performance, development and results of our business. Because the factors discussed in this prospectus or incorporated by reference in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should understand that the following important factors, in addition to those discussed in the documents incorporated in this prospectus by reference, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

•	general economic conditions,

•	the effectiveness of our planned advertising, marketing and promotional campaigns,

•	our ability to contain costs,

•	our future capital needs and our ability to obtain financing,

•	our ability to predict consumer preferences,

•	anticipated trends and conditions in the industry in which we operate, including future consolidation,

•	changes in the costs of raw materials, labor and advertising,

•	changes in fashion trends and customer acceptance of both new design and newly introduced products,

•	the level of consumer spending for apparel and other merchandise,

•	exposure to foreign currency risk,

•	competition among department and specialty stores,

•	possible disruption in commercial activities due to terrorist activity and armed conflict, and

•	other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to Perry Ellis or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

ABOUT PERRY ELLIS INTERNATIONAL, INC.

Perry Ellis is a leading designer, marketer and licensor of a broad line of high quality men’s sportswear, including casual and dress casual shirts, golf sportswear, sweaters, casual dress pants and shorts, jeans wear, active wear and swimwear to all levels of retail distribution. In fiscal 2003, with the Jantzen acquisition, Perry Ellis began designing and marketing women’s swimwear under the Jantzen® and Southpoint® brands, women’s and junior’s swimwear under the Tommy Hilfiger® brand, and women’s and junior’s swimwear, men’s and junior’s competitive swimwear, swimwear accessories and apparel under the Nike® brand.

Perry Ellis owns or licenses the brand names under which most of its products are sold. These brand names include Perry Ellis®, John Henry®, Manhattan®, PING® and Mondo di Marco® for dress casual wear, Cubavera®, Havanera®, Havana Shirt Co.®, Natural Issue®, Munsingwear® and Grand Slam® for casual sportswear, Perry Ellis America® and Natural Issue for jeans wear, PING, Perry Ellis and Munsingwear for golf sportswear, Pro Player® and Perry Ellis America® for active wear, NAUTICA® for selected product lines for sale to corporate purchasers and Jantzen, Southpoint, Nike and Tommy Hilfiger brands for swimwear and swimwear accessories.

Perry Ellis’ distribution channels include regional, national and international department stores, national and regional chain stores, mass merchants, green grass (i.e., golf related), specialty stores and corporate wear distributors throughout the United States, Puerto Rico and Canada. Perry Ellis’ largest customers include Wal-Mart Stores, J.C. Penney Company, Inc., Kohl’s Corporation, Sears Roebuck and Co., Mervyn’s, and K-Mart Corporation.

Perry Ellis also licenses its trademark portfolio domestically and internationally to third parties for apparel and various other products that Perry Ellis does not sell, including men’s and women’s footwear and men’s suits, underwear, loungewear, active wear, outerwear, fragrances and accessories. In addition to generating additional sources of revenue for Perry Ellis, these licensing arrangements raise the overall awareness of Perry Ellis’ brands.

Perry Ellis has built its broad portfolio of brands through selective acquisitions and the establishment of its own brands over its 36-year operating history. In recent years, through acquisition of brands and internal growth, Perry Ellis has experienced significant overall growth. From Perry Ellis’ initial public offering in 1993 to fiscal 2003, Perry Ellis has experienced a compound annual revenue growth rate of 22.3%. In order to continue to grow, Perry Ellis selectively evaluates a number of acquisition candidates each year.

Through its “family of brands” marketing strategy, Perry Ellis seeks to develop and enhance a distinct brand name, styling and pricing strategy for each product category within each distribution channel and target consumer. Perry Ellis markets its brands to a wide range of segments, targeting consumers in specific age, income and lifestyle categories. Perry Ellis also produces goods sold under private label programs for various retail customers. Branded product and private label sales accounted for 75.0% and 25.0% of Perry Ellis’ fiscal 2003 net sales, respectively, compared to 63.0% and 37.0% of fiscal 2002 net sales, respectively.

Perry Ellis believes that its competitive strengths positions it well to capitalize on several trends that have affected the apparel sector in recent years. These trends include the consolidation of the department and chain store sectors into a smaller number of stronger retailers, which represent some of Perry Ellis’ most important customers, the increased reliance of retailers on reliable suppliers with design expertise and advanced systems and technology, and the continued importance of strong brands as a source of product differentiation.

Perry Ellis primarily contracts for the manufacture of its products through a worldwide network of quality manufacturers. Perry Ellis currently uses approximately 130 independent suppliers, located in the Far East, other parts of Asia, Africa and South and Central America. Perry Ellis believes that its extensive sourcing experience enables it to obtain quality products on a cost-effective basis.

On June 19, 2003, under an agreement and plan of merger dated February 3, 2003, among Perry Ellis, Salant Corporation and Connor Acquisition Corp., our wholly owned subsidiary, we consummated the Salant Merger. As a result of the Salant Merger, Salant became a direct, wholly owned subsidiary of Perry Ellis.

Salant designs, produces, imports and markets to retailers throughout the U.S. brand name and private label menswear apparel products. Salant sells its products to department stores, specialty stores, major discounters and national chains throughout the U.S. Salant also operates 38 retail outlet stores in various parts of the U.S. Salant was Perry Ellis’ largest licensee of the Perry Ellis trademark covering men’s sportswear, dress shirts, bottoms, belts, suspenders and outlet stores in the U.S. Approximately 19.9% of Perry Ellis’ licensing revenue for fiscal 2003 was attributable to royalty payments made by Salant under license agreements between Perry Ellis and Salant.

In the Salant Merger, each outstanding share of Salant’s common stock was converted into the right to receive 0.2056 of a share of Perry Ellis’ common stock and $5.3538 in cash. The maximum aggregate shares of Perry Ellis’ common stock that will be issued by Perry Ellis to former shareholders and option holders of Salant in the Salant Merger is approximately 1,835,000, and the aggregate cash to be paid by Perry Ellis to Salant’s former shareholders is approximately $52.0 million. Of the approximately 1,835,000 shares of Perry Ellis’ common stock to be issued in the Salant Merger, we have agreed to register for resale by the Selling Shareholders all of the 1,268,809 shares of Perry Ellis’ common stock issued to the Selling Shareholders in exchange for all of their shares of Salant’s common stock and all of their outstanding options to purchase shares of Salant’s common stock.

USE OF PROCEEDS

All of our common stock being offered under this prospectus is being sold by or for the account of the Selling Shareholders. We will not receive any proceeds from the sale of our common stock by or for the account of the Selling Shareholders.

SELLING SHAREHOLDERS

Background

On June 19, 2003, we consummated the Salant Merger. As a result of the Salant Merger, Salant became a direct, wholly owned subsidiary of Perry Ellis. In exchange for all of their shares of Salant’s common stock and options to purchase Salant’s common stock, the Selling Shareholders listed below have been issued an aggregate of 1,268,809 shares of our common stock. Each of the Selling Shareholders listed below may be deemed to have been an “affiliate,” as that term is defined in Rule 145 under the Securities Act, of Salant at the effective time of the Salant Merger. We have agreed to register for resale by the Selling Shareholders all of the 1,268,809 shares of Perry Ellis’ common stock issued to the Selling Shareholders. The number of shares being registered pursuant to this registration statement may be adjusted to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Table

The table below presents information regarding the Selling Shareholders and the shares that they may offer and sell from time to time under this prospectus. Each of the shares of common stock covered as to their resale under this prospectus is issued and outstanding. None of the shares that may be offered for resale by the Selling Shareholders are subject to lock-up agreements. None of the Selling Shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer. The following table sets forth:

•	the name of the Selling Shareholders,

•	the number and percent of shares of our common stock that the Selling Shareholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part,

•	the number of shares of our common stock that may be offered for resale for the account of the Selling Shareholders under this prospectus, and

•	the number and percent of shares of our common stock to be held by the Selling Shareholders after the offering of the resale shares, assuming all of the resale shares are sold by the Selling Shareholders, and that the Selling Shareholders do not acquire any other shares of our common stock prior to their assumed sale of all of the resale shares.

The table is prepared based on information supplied to us by the listed Selling Shareholders. Except as described below, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The table assumes that the Selling Shareholders sell all of the shares offered under this prospectus. However, because the Selling Shareholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the Selling Shareholders or that will be held by the Selling Shareholders after completion of the sales. Information concerning the Selling Shareholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

The applicable percentages of ownership are based on an aggregate of 8,353,661 shares of our common stock issued and outstanding on July 1, 2003. The number of shares beneficially owned by the Selling Shareholders is determined under rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering			Number of Shares Being Offered(1)	Shares Beneficially Owned After Offering(2)
Selling Shareholders	Number		Percent		Number	Percent

G. RAYMOND EMPSON	473		*	473	0	0%

BEN EVANS	473		*	473	0	0%

ROSE PEABODY LYNCH	473		*	473	0	0%

MICHAEL J. SETOLA	12,542		*	12,542	0	0%

AWADHESH K. SINHA	7,710		*	7,710	0	0%

WILLIAM O. MANZER	1,933		*	1,933	0	0%

JERRY KWIATKOWSKI	779		*	779	0	0%

HOWARD POSNER	1,574		*	1,574	0	0%

GENERAL MOTORS EMPLOYEES
GLOBAL GROUP PENSION TRUST	523,260		6.3%	523,260	0	0%

HIGH RIVER LIMITED PARTNERSHIP	428,403	(3)	5.1%	371,703	56,700	*

BOARD OF FIRE & POLICE PENSION COMMISSIONERS OF THE CITY OF LOS ANGELES	347,889		4.2%	347,889	0	0%

*	Less than 1%
(1)	This registration statement also covers any additional shares of our common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transactions effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.
(2)	Assumes the sale of all shares that may be sold in the offering.
(3)	Represents (i) 371,703 shares of Perry Ellis’ common stock issued to the Selling Shareholder in connection with the Salant Merger, which shares are being registered for resale pursuant to the registration statement of which this prospectus is a part, and (ii) 56,700 shares of Perry Ellis’ common stock owned by the Selling Shareholder, which shares are not being registered for resale and may not be resold under this prospectus.

Under Rule 415 under the Securities Act, we have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale from time to time of our common stock subject to this prospectus. Our common stock being registered under this registration statement is being registered to permit public secondary trading of such common stock. Subject to the restrictions described in this prospectus, the Selling Shareholders may offer our common stock being offered under this prospectus for resale from time to time. Because the Selling Shareholders may dispose of all or a portion of our common stock covered by this prospectus, we cannot estimate the number of shares of our common stock that will be held by each Selling Shareholder upon the termination of any such disposition. In addition, subject to the restrictions described in this prospectus, the Selling Shareholders identified above may sell, transfer or otherwise dispose of a portion of the common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution,” beginning on page 17.

Perry Ellis’ Relationships with Certain Selling Shareholders

The following is a summary of the material relationships between us and the Selling Shareholders within the past three years. G. Raymond Empson, Ben Evans and Rose Peabody Lynch were formerly members of Salant’s board of directors prior to the Salant Merger. Michael J. Setola was formerly the chairman of the board and chief executive officer of Salant prior to the Salant Merger, Awadhesh K. Sinha was formerly the chief operating officer and chief financial officer of Salant prior to the Salant Merger, and William O. Manzer was formerly the president of Salant’s Perry Ellis menswear division prior to the Salant Merger. Jerry Kwiatkowski is currently the executive vice president of design of our Salant subsidiary, and served in such capacity for Salant since May 1999. Howard Posner is currently the executive vice president of global sourcing of our Salant subsidiary, and served in such capacity for Salant since May 1999. Except as described above, none of the Selling Shareholders has held any position or office in, or has had any material relationship with, Perry Ellis or any of its predecessors or affiliates within the past three years.

PLAN OF DISTRIBUTION

The Selling Shareholders may resell under this prospectus up to 1,268,809 shares of our common stock that have been issued to the Selling Shareholders in connection with the Salant Merger. The Selling Shareholders may sell the shares from time to time and may also decide not to sell all the shares they are permitted to sell under this prospectus. The Selling Shareholders will act independently of Perry Ellis in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers.

Subject to the restrictions described in this prospectus, the shares of our common stock being offered under this prospectus may be sold from time to time by the Selling Shareholders in any of the following ways:

•	our common stock may be sold through a broker or brokers, acting as principals or agents. Transactions through broker-dealers may include block trades in which brokers or dealers will attempt to sell our common stock as agent but may position and resell the block as principal to facilitate the transaction. Our common stock may be sold through dealers or agents or to dealers acting as market makers. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchase of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

•	our common stock may be sold on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on such exchanges or services or in the over-the-counter market.

•	our common stock may be sold in private sales directly to purchasers.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.

The Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders also may sell shares short and redeliver shares to close out such short positions. The Selling Shareholders may enter into option or other transactions with broker-dealers, which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Shareholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Shareholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or the Selling Shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any shares of a Selling Shareholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The shares may be sold by Selling Shareholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exception from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such Selling Shareholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares. We have agreed to keep this registration statement effective until the earlier of June 19, 2004 or the date of final sale by the Selling Shareholders of all shares of our common stock registered pursuant to this registration statement. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The legality of Perry Ellis’ common stock offered by this joint proxy statement-prospectus will be passed upon for Perry Ellis by Alberto de Cardenas, Esq., senior vice president and general counsel of Perry Ellis. As of July 1, 2003, Mr. de Cardenas owned no shares of Perry Ellis’ common stock but had options to purchase 20,000 shares of Perry Ellis’ common stock.

EXPERTS

The consolidated financial statements of Perry Ellis as of January 31, 2003 and 2002, and for each of the three years in the period ended January 31, 2003 incorporated in this prospectus by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 5, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the entity’s change in method of accounting for intangible assets), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Salant as of December 28, 2002 and December 29, 2001, and for each of the three years in the periods ended December 29, 2002, incorporated in this prospectus by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 6, 2003 (which report expresses an unqualified opinion), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.